

16014864

SEC
Mail Processing
Section

FEB 29 2016

Washington DC
413

JG

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-B-0241100~~

8-40905
JG

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lancaster Pollard + Co Inc akb

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 E. State Street, 16th Floor
(No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert T. Kirkwood, COO and CFO (614) 224-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

180 E. Broad Street, Suite 1400,	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert T. Kirkwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lancaster Pollard & Co., LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO and CFO

Title

Notary Public



ASHLEY WALTERS
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES APRIL 6, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANCASTER POLLARD



FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Lancaster Pollard & Co., LLC
(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)
As of and for the Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm

LANCASTER POLLARD

February 26, 2016

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To Whom it May Concern,

Enclosed, please find the audited financial statements as of and for the year ended December 31, 2015 for Lancaster Pollard & Co., LLC, along with its Exemption Report and SIPC Agreed Upon Procedures Report.

Regards,



Kevin J. Beerman
Chief Financial Officer of Lancaster Pollard Holdings, LLC

Enclosure



Lancaster Pollard & Co., LLC's Exemption Report

Lancaster Pollard & Co., LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). To the best of its knowledge and belief, the Company confirms the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the year ended December 31, 2015.
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the year ended December 31, 2015 without exception.

Lancaster Pollard & Co., LLC

Signature:



Name: Robert T. Kirkwood
Title: Chief Financial Officer

Date: 2/24/16



Deloitte & Touche LLP
180 E Broad Street
Suite 1400
Columbus, OH 43215-3763
USA

Tel +1 614 221 1000
Fax +1 614 229 4647
www deloitte com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Lancaster Pollard & Co., LLC

We have reviewed management's statements, included in the accompanying Lancaster Pollard & Co., LLC Exemption Report, in which (1) Lancaster Pollard & Co., LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii), (the "exemption provisions"), and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 25, 2016



Deloitte & Touche LLP
180 E. Broad Street
Suite 1400
Columbus, OH 43215-3763
USA

Tel +1 614 221 1000
Fax +1 614 229 4647
www deloitte com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Lancaster Pollard & Co., LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Lancaster Pollard & Co., LLC (a wholly owned subsidiary of Lancaster Pollard Holdings, LLC) (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks made payable to SIPC, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2016

SIPC-7

(33-REV 7-10)

SECURITIES INVESTOR PROTECTION CORPORATION

P O Box 92185 Washington. D.C. 20090 2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a 5:

17*17*******2243********************MIXED AADC 220
040905 FINRA DEC
LANCASTER POLLARD & CO LLC
65 E STATE ST STE 1600
COLUMBUS OH 43215-4237

Note. If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Kirkwood (614) 224-8800

2. A. General Assessment (item 2e from page 2) $ 24,260

B. Less payment made with SIPC-6 filed (**exclude interest**) (13,244)

7/28/15
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 11,016

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,016

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11,016

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

Lancaster Pollard & Co, LLC
(Name of Corporation Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of February, 2016

COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.		Eliminate cents
2a	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 17,804,001
2b	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a	
	(5) Net loss from management of or participation in the underwriting or distribution of securities	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
	(7) Net loss from securities in investment accounts	5,088
	Total additions	
2c	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	
	(2) Revenues from commodity transactions	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
	(4) Reimbursements for postage in connection with proxy solicitation	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursement for administrative services provided to non-broker dealer affiliates (Deductions in excess of $100,000 require documentation)	8,104,946
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
	Enter the greater of line (i) or (ii)	0
	Total deductions	8,104,946
2d	SIPC Net Operating Revenues	$ 9,704,143
2e	General Assessment @ .0025	$ 24,260
		(to page 1, line 2.A.)

SECINV00 SIPC Lancaster Pollard & Co. 2/18/2016

Ref Nbr	Invoice Nbr	Invc Date	Invoice Amount	Amount Paid	Disc Taken	Net Check Amt
031868	SIPC-7	02/17/16	11,016.00	11,016.00	0.00	11,016.00

023504



LANCASTER
POLLARD

PNC, National Association
Columbus, OH 43251

** Void after 90 days **

CHECK # 023504
DATE 02/18/2016

Lancaster Pollard & Co.
65 East State Street, 16th FL
16th Floor
Columbus, OH 43215

******$11,016.00

PAY Eleven Thousand Sixteen and 00/100------------------------------------ U.S. Dollars

TO THE ORDER OF
SIPC
Securities Investor Protection Corp.
P.O. Box 92185
Washington, DC 20090-2185
United States

Authorized Signature

⑈023504⑈ ⑆041000124⑆ 4209708235⑈

SECINV00 SIPC Lancaster Pollard & Co. 2/18/2016

Ref Nbr	Invoice Nbr	Invc Date	Invoice Amount	Amount Paid	Disc Taken	Net Check Amt
031868	SIPC-7	02/17/16	11,016.00	11,016.00		11,016.00

023504

Lancaster Pollard & Co., LLC
(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)

Financial Statements and Supplementary Information

As of and for the Year Ended December 31, 2015

Contents



Deloitte & Touche LLP
180 E Broad Street
Suite 1400
Columbus, OH 43215-3763
USA

Tel +1 614 221 1000
Fax +1 614 229 4647
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Lancaster Pollard & Co., LLC

We have audited the accompanying statement of financial condition of Lancaster Pollard & Co., LLC (a wholly owned subsidiary of Lancaster Pollard Holdings, LLC) (the "Company") as of December 31, 2015, and the related statements of operations, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Lancaster Pollard & Co., LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in schedules I and II listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 25, 2016

Lancaster Pollard & Co., LLC
(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)
Statement of Financial Condition

As of December 31, 2015

Assets		
Cash	$	6,276,843
Restricted cash		105,456
Accounts receivable		223,966
Due from affiliates		119,105
Investments, at fair value (cost of $65,004)		68,355
Derivative assets		6,239,300
Prepaid expenses		180,123
Property and equipment, net		838,119
Total assets	$	14,051,267
Liabilities and member's capital		
Liabilities:		
Deferred revenue	$	69,598
Accounts payable		212,354
Due to affiliates		103,996
Derivative liabilities		5,671,359
Deposits and advances		222,251
Accrued expenses and other liabilities:		
Employee compensation and benefits		1,262,223
Other accrued liabilities		309,529
Total liabilities		7,851,310
Member's capital		6,199,957
Total liabilities and member's capital	$	14,051,267

See accompanying notes.

Lancaster Pollard & Co., LLC
(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)
Statement of Operations

Year Ended December 31, 2015

Revenues:	
Financial advisory	$ 3,099,875
M&A advisory	1,551,216
Remarketing fees	175,546
Underwriting fees	821,493
Net trading gains	3,750,196
Management fees from affiliates	8,104,945
Other revenue	225,211
Total revenues	17,728,482
Expenses:	
Employee compensation and benefits	11,016,186
Travel and entertainment	923,411
Occupancy expense	852,083
Supplies and office expense	546,567
Advertising	428,582
Depreciation	297,314
Professional fees	170,853
Underwriting and processing expenses	169,990
Taxes, dues and licenses	135,767
Insurance	73,150
Total expenses	14,613,903
Net income	$ 3,114,579

See accompanying notes.

Lancaster Pollard & Co., LLC
(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)
Statement of Changes in Member's Capital

Year Ended December 31, 2015

	Member's Capital
Balance at January 1, 2015	$ 3,535,378
Net income	3,114,579
Distributions	(450,000)
Balance at December 31, 2015	$ 6,199,957

See accompanying notes.

Lancaster Pollard & Co., LLC
(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)
Statement of Cash Flows

Year Ended December 31, 2015

Operating activities	
Net income	$ 3,114,579
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	297,314
Change in unrealized gain on investments	5,089
Change in derivatives, net	(160,396)
Changes in operating assets and liabilities which provided (used) cash:	
Restricted cash	328,368
Accounts receivable	(141,502)
Due from affiliates	294,774
Prepaid expenses	17,139
Deferred revenue	(29,546)
Accounts payable	92,420
Due to affiliates	103,996
Deposits and advances	(390,491)
Accrued employee compensation and benefits	187,054
Other accrued liabilities	73,500
Net cash provided by operating activities	3,792,298
Investing activities	
Purchase of property and equipment	(339,092)
Calls of investments	50,000
Net cash used in investing activities	(289,092)
Financing activities	
Distributions	(450,000)
Net cash used in financing activities	(450,000)
Net increase in cash	3,053,206
Cash – beginning of year	3,223,637
Cash – end of year	$ 6,276,843

See accompanying notes.

Lancaster Pollard & Co., LLC
(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)

Notes to Financial Statements

As of and for the Year Ended December 31, 2015

1. Nature of Business and Significant Accounting Policies

Nature of Operations

Lancaster Pollard & Co., LLC (the Company) is a wholly owned subsidiary of Lancaster Pollard Holdings, LLC. The Company is registered under the laws of the state of Delaware as a limited liability corporation and is therefore treated as a "Disregarded Entity" for income tax purposes. The Company is engaged predominantly in the underwriting of taxable and tax-exempt securities, financial and mergers and acquisition (M&A) consulting, primarily to the healthcare and senior living industries, as well as secondary trading of taxable mortgage-backed securities. The Company conducts operations principally in Columbus, Ohio and has offices in Atlanta, Austin, Kansas City, Newport Beach, Minneapolis and Philadelphia.

The Company is registered as a securities broker and dealer pursuant to the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

Restricted cash consists of good faith deposits as well as a deposit held pursuant to a custodial agreement.

Accounts Receivable

Accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal payment periods. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period the determination is made. Management determined that an allowance for doubtful accounts was not necessary as of December 31, 2015.

1. Nature of Business and Significant Accounting Policies (continued)

Investments

Investments are carried at fair value. Changes in unrealized gains and losses are reflected in the statement of operations as part of other revenue. Changes in unrealized gains and losses recognized in the statement of operations related to positions still held were ($5,089) for the year ended December 31, 2015.

Derivative Assets and Liabilities

As part of its business of selling and trading taxable mortgage-backed securities, the Company's risk management strategy includes executing forward commitments to sell taxable mortgage-backed securities to unaffiliated counterparties. Simultaneously with the execution of a forward sale commitment, the Company enters into a forward purchase commitment with the unaffiliated counterparty which holds the loan commitment with a borrower for the mortgage-backed security specified in the forward sale commitment. These commitments are executed simultaneously to economically hedge changes in fair value of the commitment to purchase the mortgage-backed security that may occur due to movements in interest rates.

The commitments meet the definition of a derivative in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 815, *Derivative Instruments and Hedging*, and are recorded at fair value in the statement of financial condition. As of December 31, 2015, the Company had mandatory commitments to deliver $216,952,582 of fixed-rate mortgage-backed securities and written commitments to purchase $216,952,582 of the identical securities from unaffiliated counterparties. The adjustment to fair value as of December 31, 2015 is $567,941 and is reflected as a component of net trading gains in the statement of operations.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of the related assets. Furniture, fixtures and equipment are depreciated over 5 to 7 years. Leasehold improvements are depreciated over 7 years. Expenditures for maintenance and repairs are charged to expense as incurred.

1. Nature of Business and Significant Accounting Policies (continued)

Deposits and Advances

Deposits and advances include good faith deposits. On underwriting and financial advisory engagements, when the transaction closes, the deposits are recognized into income in accordance with the contractual terms. If a deal is deemed to be no longer viable, the deposit is either recognized as revenue or refunded in accordance with the contractual terms. For secondary trades, good faith deposits are refunded to the counterparty upon settlement in accordance with the contractual terms.

Recognition of Revenue

Revenues from underwriting fees and financial and M&A advisory services are recognized on the closing date. Fees for underwriting, financial and M&A advisory services are recorded net of direct expenses, including legal, travel, printing and filing expenses. Revenues from remarketing fees and management fees are billed on a quarterly or an annual basis and are recognized in the period in which the services are provided. Deferred revenue consists of unearned remarketing fees collected in advance by the Company. Securities transactions, including related trading gains and losses, are recorded on a trade-date basis.

Advertising

The Company expenses advertising costs as incurred. Development costs are charged to expense the first time an advertisement runs.

Income Taxes

The Company has elected to be treated as a limited liability corporation for income tax purposes. Under this election, the member reports taxable income and pays any federal income tax. Accordingly, no provision for federal income taxes has been recorded by the Company.

Subsequent Events

The financial statements and related disclosures include evaluation of subsequent events through the date the financial statements were issued.

2. Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*, which clarifies existing accounting literature relating to how and when a company recognizes revenue. Under ASU 2014-09, a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. ASU 2014-09 will be effective for the Company in fiscal 2018. The Company is in the process of determining what impact, if any, the adoption of this ASU will have on its statement of financial condition, statement of operations and cash flows.

3. Investments

The Company's investments as of December 31, 2015 were comprised of fixed-rate municipal bonds. As of December 31, 2015, the fair value of the securities was $68,355 and the cost basis was $65,004. These investments mature in April 2018.

4. Property and Equipment

Major classes of property and equipment at December 31, 2015 were as follows:

Leasehold improvements	$ 47,363
Furniture, fixtures and equipment	1,934,519
Total cost	1,981,882
Accumulated depreciation	(1,143,763)
Property and equipment, net	$ 838,119

Depreciation expense was $297,314 for the year ended December 31, 2015.

5. Operating Leases

The Company leases office facilities, copiers and vehicles under noncancellable operating lease agreements expiring at various dates through December 2019. Lease expense pursuant to these agreements for the year ended December 31, 2015 was $905,590, and is reflected in the statement of operations as part of occupancy expense, supplies and office expense and travel and entertainment.

5. Operating Leases (continued)

A summary of future minimum lease payments is as follows:

Years ending December 31:	
2016	$ 910,815
2017	856,270
2018	742,790
2019	692,186
Thereafter	–

6. Related Party Transactions

The Company earned $8,104,945 in management fees from companies under common ownership during the year ended December 31, 2015. The management fees are mutually agreed upon on an annual basis and include reimbursements for employee compensation and benefits, occupancy costs, overhead, and other management services provided by the Company. The Company also pays certain operating and employee compensation expenses on behalf of companies under common ownership for which they are reimbursed. At December 31, 2015, the related party receivables were $119,105 and the related party payables were $103,996, both of which represented expense reimbursements.

7. Employee Benefit Plan

The Company maintains a safe harbor 401(k) plan covering all full-time employees who meet certain age and length of service requirements. Employees may contribute up to 100 percent of their compensation subject to certain limits based on federal tax laws. The expense associated with the safe harbor contribution was $284,673 and is included in employee compensation and benefits on the statement of operations for the year ended December 31, 2015.

The plan also provides a discretionary profit-sharing contribution in an amount determined by management on an annual basis. The Company did not make any discretionary contributions to the plan for the year ended December 31, 2015. Discretionary profit-sharing contributions to the plan vest after three years. All other contributions to the plan vest immediately.

8. Contingencies and Indemnifications

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against

8. Contingencies and Indemnifications (continued)

potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any liability in the financial statements for any contingencies or indemnifications.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital of the greater of 6.67 percent of aggregate indebtedness or $100,000, and a ratio of aggregate indebtedness to net capital (net capital ratio) which shall not exceed 15 to 1, as those terms are defined by 15c3-1. At December 31, 2015, the Company was in compliance with both minimum requirements. At December 31, 2015, the Company's net capital and excess net capital were $4,482,759 and $3,959,338, respectively, and its net capital ratio was 1.75 to 1.

10. Fair Value Measurements

ASC Topic 820 requires certain assets and liabilities be reported at fair value in the financial statements and provides a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the valuation techniques and inputs used to measure fair value.

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are observable inputs other than quoted prices included in Level 1. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset. These Level 3 fair value measurements are based primarily on management's own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset. Significant Level 3 inputs include forecasted future cash flows, interest rates and discount rates.

In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input

10. Fair Value Measurements (continued)

that is significant to the valuation. The Company's assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability. A description of the valuation methodologies used for assets and liabilities measured at fair value is set forth below. These valuation methodologies were applied to all of the Company's assets and liabilities carried at fair value:

- *Investments* – The Company measures its investment in its fixed-rate municipal bonds on a recurring basis. The fair value is based on Level 2 inputs as described above. The fair value has been determined through the use of third-party pricing services utilizing market observable inputs. The Company does not adjust prices received from third parties; however, the Company does analyze the third-party pricing services' valuation methodologies and related inputs to evaluate reasonableness and determine the appropriate level within the fair value hierarchy.

- *Derivative assets and liabilities* – The forward purchase and sale commitments are reported at fair value using the market approach. The market approach utilizes observable inputs such as Treasury rates, swap spreads and market spreads for similar assets considering the underlying terms of the securities to derive the fair value. As such, these derivative instruments are classified as Level 2.

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2015, segregated by the level of the valuation inputs within the fair value hierarchy used to measure fair value.

	Level 1	Level 2	Level 3	Total
Assets:				
Investments	$ –	$ 68,355	$ –	$ 68,355
Derivative assets	–	6,239,300	–	6,239,300
Total	$ –	$ 6,307,655	$ –	$ 6,307,655
Liabilities:				
Derivative liabilities	$ –	$ 5,671,359	$ –	$ 5,671,359
Total	$ –	$ 5,671,359	$ –	$ 5,671,359

There were no transfers between Level 1, Level 2 or Level 3 during the year ended December 31, 2015.

Supplementary Information

Lancaster Pollard & Co., LLC

(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)

Schedule I – Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2015

Total member's capital	$ 6,199,957
Deductions – nonallowable assets	
Accounts receivable – trade greater than 30 days	9,859
Accounts receivable – due from affiliates	119,105
Derivative assets, net	567,941
Property and equipment	838,119
Other assets	180,123
Haircut on securities and contractual commitments	2,051
Net capital	4,482,759
Minimum net capital requirement*	523,421
Excess net capital	$ 3,959,338
Total aggregate indebtedness	$ 7,851,310
Ratio of aggregate indebtedness to net capital	1.75

There are no material differences between the preceding computation and the corresponding schedule included in the Company's unaudited Part IIA of Form X-17A-5 as of December 31, 2015 filed on January 27, 2016.

*Minimum net capital requirement is calculated as the greater of 6 2/3% of aggregate indebtedness or $100,000.

Lancaster Pollard & Co., LLC

(a wholly owned subsidiary of Lancaster Pollard Holdings, LLC)

Schedule II – Statement Regarding SEC Rule 15c3-3

December 31, 2015

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission, including the Computation for Determination of the Reserve Requirements and the Information Relating to the Possession or Control Requirements, under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.




LANCASTER
POLLARD

www.lancasterpollard.com
www.chiefinvestmentofficer.com